Exhibit 99.1
RECENT DEVELOPMENTS
Thailand: Greater Bongkot South gas sales agreement signed
TOTAL and the partners of the Bongkot Joint Venture announced on September 22, 2009, that a Gas Sales Agreement has been signed with PTT covering all gas production from the Greater Bongkot South (GBS) field in the Gulf of Thailand. The Joint Venture is operated by PTTEP (44.45%), alongside partners Total (33.33%) and BG Group (22.22%).
With all the construction contracts for the GBS development being awarded, GBS first production is expected in 2012. At plateau, GBS is expected to contribute 20,000 barrels of oil equivalent per day to TOTAL’s production, an increase of approximately 50% to the Group’s production in Thailand. This development will enable the Bongkot Joint Venture to further contribute to the increasing gas demand in Thailand.
The offshore GBS field is located in Gulf of Thailand’s blocks B16 and B17, approximately 200 kilometers East of Songkhla. This new stand-alone development will consist of a central processing platform, a quarters platform and 13 wellhead platforms.
The processing platform will have a capacity of 350 million cubic feet of gas per day and 15,000 barrels of condensate per day. Gas will be exported via a new build spur line to the PTT 3rd trunk line while condensate will be exported to the existing Floating, Storage and Offloading (FSO) vessel at the Greater Bongkot North field, which is located 80 kilometers to the north.
Angola: Start-up of production of the Tombua and Landana fields
TOTAL announced on September 9, 2009, that the Tombua and Landana fields located 80 kilometers offshore Angola, operated by Chevron and in which TOTAL owns a 20% interest, started crude oil production on August 19, 2009.
The two fields located in Block 14 are expected to achieve peak production of 100,000 barrels per day in 2011.
The Tombua and Landana fields are located in 366 meters of water in Block 14. The 3.8 billion dollar project includes 46 wells and comprises a 474 meters compliant piled tower and sub-sea production facilities for the Tombua and Landana fields. The design will prevent any discharge of produced water and any routine gas flaring. The associated gas will be supplied to the Angola Liquefied Natural Gas project currently being constructed in Soyo, in which TOTAL owns a 13.6% interest.
Block 14 is operated by Chevron (31%), alongside TOTAL (20%), Sonangol P&P (20%), Eni (20%) and GALP (9%).
United Kingdom: TOTAL acquires stake in Tobermory discovery
TOTAL announced on September 9, 2009, that its affiliate, Total E&P UK Limited (Total E&P UK), has entered into agreements with Mobil North Sea LLC, Marathon Oil U.K., Ltd. and Anadarko North Sea Holding Company Limited to acquire a 43.75% stake in UK Licence No. P967, which includes the Tobermory discovery. Total E&P UK will become the operator of the license.
The Tobermory gas reservoir was discovered in 1999 by well 214/4-1. It is located in 1,600 meters of water depth and situated 175 kilometers North-West of the Shetland Isles.

This acquisition is in line with TOTAL’s strategy of developing its position in the West of Shetland basin around its Laggan and Tormore operated discoveries. The development studies for these discoveries are being finalized and new gas export infrastructure to the St. Fergus gas terminal is planned, which Tobermory could utilize.
With Tobermory, TOTAL reaffirms its commitment to actively pursuing exploration and contributing to the development of the United Kingdom’s oil and gas resources.
Qatargas 2 Train B starts LNG production
TOTAL announced on September 9, 2009, that Train B of the Qatargas 2 project started producing liquefied natural gas (LNG) on September 7, 2009. Train B, in which TOTAL holds a 16.7% interest alongside the state-owned company Qatar Petroleum (65%) and ExxonMobil (18.3%), is one of the two trains that compose the Qatargas 2 project and has a production capacity of 7.8 million tons per year (Mt/y).
This project is the first integrated LNG project in the world as it also comprises the South Hook re-gasification terminal, located in Milford Haven, South Wales (United Kingdom), in which TOTAL holds an 8.35% interest. This terminal, which started operating in the second quarter 2009, is the largest in Europe for import and LNG re-gasification with a capacity of 15.6 Mt/y.
LNG from Qatargas 2 Train B is primarily intended for deliveries in the United Kingdom, France and the United States.